

January 30, 2013

Via E-mail
Mr. John Smith
Chief Executive Officer
Silver Standard Resources Inc
999 West Hastings Street, Suite 1400
Vancouver, B.C., V6C 2W2
Canada

    Re: **Silver Standard Resources Inc**
           Form 20-F for Fiscal Year Ended December 31, 2011
           Filed March 30, 2012
           File No. 001-35455

Dear Mr. Smith:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011
Item 5. Operating and Financial Review and Prospects, page 67
Non-GAAP Financial Performance Measures, page 86

1.   We note your response to our prior comment 3 noting an inventory cost measure that excludes certain costs directly attributable to the production of that inventory (i.e. depletion, depreciation and amortization and export duties) does not constitute a GAAP measure. Please confirm in future filings you will reconcile your cash cost per ounce to the most directly comparable financial measure on the face of your financial statements, such as cost of sales. Please also expand your future disclosure to clarify what "movement in inventory" represents and how this adjustment is derived in a manner as provided in your response. Please provide us with draft disclosure of planned changes.

2.   In future filings, please confirm you will modify your disclosure here and throughout your filings to clarify that your per-ounce measures are "per ounce produced" (versus "per ounce sold").

Item 18. Financial Statements, page F-1
Notes to the Consolidated Financial Statements, page F-11
Note 2e – Revenue Recognition, page F-14

3.   We note your response to our prior comment 6 that the by-product credits were $1,564 and $31,883 for 2011 and 2010, respectively. Please clarify whether this amount was in dollars or thousands of dollars. In addition, please tell us why these amounts differ from the by-product credits disclosed in your reconciliation of cash cost per ounce of silver produced (on page 87) of $5,620,000 and $204,000 for 2011 and 2010, respectively.

Note 2h – Exploration and Evaluation Expenditure, page F-15

4.   We have reviewed your response noting it does not appear to address our prior comment 8, therefore it is being reissued. We note you disclose that general exploration costs are expensed in the period incurred. We also note exploration and evaluation expenditures on identifiable non-operating properties are capitalized. Please provide us with a detailed discussion to clarify the distinction between these two types of expenditures and how these determinations are made. In addition, please expand your disclosure in future filings to clarify the difference between general exploration costs, which are expensed, and evaluation and exploration costs, which are capitalized.

Note 2i – Property, Plant and Equipment, page F-16

5.   We note from your response to our prior comment 10 that major overhauls, which are capitalized, are those which increase the productivity or extend the useful life of your asset. To clarify your policy disclosure, please confirm you will expand your disclosure in future filings to include this information.

You may contact James Giugliano at (202) 551-3319, or Angela Halac at (202) 551-3398, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining